                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                   CCAIR INC.
                                   ----------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   124868100
                                 (CUSIP Number)

                                   CCAIR Inc.
                          100 Terminal Road, 2nd Floor
                              Charlotte, NC 28208
                               Attn: Kenneth Gann
                              -------------------
           (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                 March 4, 1994
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rude 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement /X/.

CUSIP No.
--------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
     2) Check the Appropriate Box if a Member of a Group
              (a)           NA
              (b)           NA
--------------------------------------------------------------------------------
     3) SEC Use Only
                     -------------------
--------------------------------------------------------------------------------
     4) Source of Funds  00
                        -----
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e)
                     -------------------
--------------------------------------------------------------------------------
Number of            (7) Sole Voting Power    450,000
Shares
Beneficially         (8) Shared Voting Power
Owned by
Each Reporting       (9) Sole Dispositive Power   450,000
Person With
                     (10) Shared Dispositive Power
--------------------------------------------------------------------------------
   (11) Aggregate Amount beneficially Owned by each Reporting Person    450,000

--------------------------------------------------------------------------------
   (12) Check if the Aggregate Amount in Row (11) Exludes Certain Shares

--------------------------------------------------------------------------------
   (13) Percent of Class Represented by Amount in Row (11) 6.3%
--------------------------------------------------------------------------------
   (14) Type of Reporting Person     CO

     ITEM 1.  SECURITY AND ISSUER.

     Common Stock, $.01 par value; CCAIR Inc., 100 Terminal Road, 2nd Floor, Charlotte, NC 28208.

     ITEM 2.  IDENTITY AND BACKGROUND.

     Mesa Airlines, Inc., incorporated in the State of New Mexico is the largest independently owned regional air carrier in the United States, comprised of eight different airline operations serving 162 cities in 31 states with 163 aircraft. The address of its principal office and business is 2325 East 30th Street, Farmington, New Mexico 87401.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mesa Airlines, Inc. acquired 450,000 shares of Common Stock through open market purchases beginning on November 29, 1993 and ending on March 4, 1994 with $2,400,000 raised through a public offering of Common Stock of Mesa Airlines, Inc. completed in June 1993.

     ITEM 4.  PURPOSE OF TRANSACTION.

     The original purpose of the acquisition of the Common Stock of CCAIR Inc. was for investment purposes only. However, after preliminary review of the business of CCAIR by management of Mesa Airlines, Inc., the Board of Directors of Mesa Airlines, Inc. became interested in the acquisition of all of the Common Stock of CCAIR. On March 9, 1994 Mesa Airlines, Inc. made a written offer to the Board of Directors of CCAIR Inc. to acquire all the issued and outstanding shares of Common Stock of CCAIR Inc. by exchanging a percentage of a share of Mesa Common Stock for each share of CCAIR Common Stock. Pursuant to the terms of the offer, each share of CCAIR Common Stock shall represent a value of $4.50 and each share of Mesa Common Stock shall be based on the average between the closing bid and ask price as reported by the NASD during the 10 day trading period ending ten days prior to the meeting of CCAIR shareholders to approve the terms of the acquisition. If the offer is accepted by the Board of Directors of CCAIR, approved by the shareholders of CCAIR, and numerous other conditions are met and warranties and representations are made, Mesa Acquisition Corporation, a to-be-formed wholly owned subsidiary of Mesa Airlines, Inc., will be merged with and into CCAIR Inc.

     If the acquisition is approved, the Board of Directors and management of CCAIR will be replaced, the Common Stock of CCAIR will cease to be quoted in an inter-dealer quotation system of a registered national securities association and registration of the Common Stock of CCAIR shall be terminated.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)  450,000 shares of Common Stock or 6.3%
     (b) Mesa Airlines, Inc. has sole power to vote and to dispose of all 450,000 shares of Common Stock.
     (c) Mesa Airlines, Inc. made open market purchases of the Common Stock of CCAIR beginning on November 29, 1993 and ending on March 4, 1994.
     (d)  NA
     (e)  NA

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     See Attached Proposal to Board of CCAIR.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 11, 1994
     ----------------------

     Mesa Airlines, Inc.   , a
---------------------------
New Mexico corporation

By: /s/ Blaine Jones
   -----------------------------
   Its Vice-President of Financial
   Affairs and Treasurer

March 8, 1994

Board of Directors
CCAIR Inc.
100 Terminal Road, 2nd Floor
Charlotte, North Carolina 28208

Attention: Mr. Kenneth Gann, President

RE:   Proposed Acquisition of Outstanding
      Capital Stock of CCAIR Inc. ("CCAIR")
      -----------------------------------

Dear Mr. Gann:

On behalf of the Board of Directors of Mesa Airlines, Inc. ("Mesa"), I am pleased to forward to the Board of CCAIR Inc. ("CCAIR") this offer from Mesa to acquire all of the issued and outstanding capital stock of CCAIR in a merger transaction. Under our offer, CCAIR would be merged with and into Mesa Acquisition Corporation, a to be formed wholly-owned subsidiary of Mesa, and CCAIR would continue its operations as a wholly-owned subsidiary of Mesa. Prior to the opening of the NASDAQ market on Wednesday, March 9, 1994, Mesa will issue a press release announcing this proposed acquisition.

The terms and conditions set forth herein are subject to negotiation and may not constitute all the terms which will be included in the merger agreement (the "Agreement of Merger") and any and all other agreements related thereto. This letter is an expression of intent only and its acceptance by the Board of Directors of CCAIR shall not create or result in a legally binding obligation of the parties hereto except the obligation to pursue negotiations in good faith. Mesa, Mesa Acquisition Corporation and CCAIR would become legally bound to proceed with the proposed merger upon entering into an Agreement of Merger.

Mesa proposes that the Agreement of Merger would provide, among other things, the following:

1. Mesa Acquisition Corporation, a to be formed wholly-owned subsidiary of Mesa, would be merged with and into CCAIR by exchanging Mesa Common Stock for all of the issued and outstanding capital stock of CCAIR. Mesa would acquire approximately 7,000,000 shares of Common Stock of CCAIR for a total purchase price of approximately $31,500,000 payable as follows:

      (a) The issued and outstanding shares of CCAIR Common Stock would be valued at $4.50 per share, based upon CCAIR's December 31, 1993 financial statements and subject to a downward adjustment in the event its first quarter 1994 unaudited financial statements disclose a substantial material adverse change in the financial condition of CCAIR. Each share of CCAIR Common Stock would be exchanged for a percentage of a share of the Common Stock of Mesa. For purposes of determining the exchange ratio, the value of a share of Common Stock of Mesa would be determined by the average between the closing bid and ask price of Common Stock of Mesa, as reported by the National Association of Securities Dealers, Inc. during the 10 trading day period ending 10 days prior to the shareholder meeting to be conducted by CCAIR to approve the merger.

             No cash would be paid to any shareholder of CCAIR Common Stock, other than as required to be paid to dissenting shareholders of CCAIR who have qualified as a dissenting shareholder under applicable state law; provided, however, that if more than five percent of the issued and outstanding shares of CCAIR Common Stock become qualified as dissenting shares, Mesa could, at its sole option, terminate the Agreement to Merge.

2. The Agreement to Merge would contain representations and warranties on the part of CCAIR, Mesa and Mesa Acquisition Corporation customary in merger transactions which would include, but not be limited to, representations and warranties on the part of CCAIR as to its organization, valid existence and good standing under various state laws where CCAIR and each of its subsidiaries, if any, do business; enforceability; outstanding securities and non-accessibility of those securities; condition of assets; accuracy and completeness of financial statements; compliance with state and federal securities laws; lack of material adverse changes in the business of or financial condition of CCAIR since the date of the last audited and unaudited financial statements; lack of any material defaults under existing contracts and financing agreements; pending material litigation; timely filing of required tax returns; validity of title to certain assets; and, full and proper disclosure of all facts required by the Agreement of Merger.

3. The Agreement of Merger would provide that the consummation of the merger would be contingent upon the satisfaction of a number of conditions including, but not limited to, the following conditions:

      (a) Compliance by all parties with any applicable requirements of the Hart-Scott-Rodino Anti-Trust Improvements Acts 1976, as amended;

      (b)    Receipt of any necessary DOT-FAA approvals;

      (c) Negotiation prior to the effective date of the merger of a satisfactory code-sharing agreement with USAir, Inc. similar to that agreement by and between Florida Gulf Airlines, a division of Mesa and USAir, Inc.;

      (d) Approval of the merger by the shareholders of CCAIR under applicable provisions of state law;

      (e) The completion of satisfactory negotiations with aircraft suppliers, lessors, and certain creditors of CCAIR allowing restructuring, reduction, or elimination of various leases, lending arrangements and guarantees;

      (f) That there be, from the date of receipt of this Letter of Intent through the closing of the proposed merger, no increase in the compensation paid or any bonus paid to any officer, director or employee of CCAIR or any of its subsidiaries now earning in excess of $40,000 per year or any authorization or payment (including, but not limited to the decrease in exercise price of any outstanding options) to any officer, director or employee of CCAIR, or any of its subsidiaries, of any stock appreciation rights, stock options, stock dividends or splits, phantom stock options, cash dividends, warrants or any benefit considered compensation under the executive compensation rules set forth in Regulation S-K of the Securities Act of 1933, as amended.

      (g) Exercise of all outstanding stock options which by their terms are exercisable on or before the effective date of the merger at the exercise prices set forth in the options and cancellation of all outstanding stock options not exercisable prior to the effective date of the merger.

      (h) The execution of various confidentiality agreements and covenants not to compete by certain of the officers of CCAIR and its subsidiaries;

      (i) If any employees of CCAIR belong to any labor union or association, the negotiation of satisfactory concessions from such labor unions or associations;

      (j) Verification that CCAIR is able to pay its obligations as they become due and is not in default under any material obligations;

      (k) The receipt of required consents and approvals from applicable regulatory agencies and various third parties;

      (l) The written opinion of counsel for CCAIR, in form and substance reasonably acceptable to counsel for Mesa with respect to the legal aspects of the proposed transaction;

      (m) Completion in a timely fashion of all filings required of CCAIR or Mesa by federal and state securities laws and by the NASD.

      (n) The termination, prior to the closing of the proposed merger, of all employment contracts or severance agreements;

      (o) The receipt of the resignation of all of the directors and officers of CCAIR and its subsidiaries, to be effective as of the closing of the proposed merger, subject to the retention of certain officers of CCAIR as may be negotiated by and between such persons and Mesa; and

      (p) The completion by Mesa, to its sole satisfaction, of its due diligence investigation of the business and financial condition of CCAIR and its subsidiaries.

4.    Upon acceptance of this Letter of Intent by the Board of Directors of
      CCAIR:

      (a) CCAIR shall provide Mesa full access to all requested books and records and will furnish financial and operating data and such other information with respect to its business and assets as may reasonably be requested from time-to-time. Mesa agrees that it and its employees and agents shall keep confidential all information (unless ascertainable from public filings or published information) obtained from CCAIR concerning CCAIR's operations, assets and the business of CCAIR;

      (b) CCAIR and Mesa shall mutually cooperate in any and all notifications or discussions with representatives of the media and no press releases or other public disclosures will be made by either party without the prior consent of the other party;

      (c) Mesa will prepare an "Agreement of Merger" which will contain provisions in accord with this Letter of Intent together with such further appropriate terms and conditions as the parties may mutually determine. The closing date for the proposed merger shall be on or about July 1, 1994, unless changed by mutual agreement of Mesa and CCAIR.


By executing this Letter of Intent, Mesa and CCAIR agree to act in good faith to meet all deadlines and provide all necessary documents for presenting the proposed merger to the shareholders of CCAIR for their approval, and upon such approval to close the acquisition described herein.

Mesa would appreciate receiving the approval of the Board of Directors of CCAIR of this Letter of Intent prior to the close of business on Tuesday, March 15, 1994. The officers and agents of Mesa will be available to you at any reasonable time to answer any questions or to provide you with any information which you may wish to secure in connection with your consideration of this offer to merge.

Sincerely,

MESA AIRLINES, INC.

/s/ Larry L. Risley
-----------------------
Larry L. Risley
Chief Executive Officer

LLR/dcb

ACCEPTED AND AGREED to this ____ day of March, 1994:

CCAIR Inc.




-----------------------
Kenneth Gann
President

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                                   CCAIR Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    124868100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        CCAIR Inc., 100 Terminal Road, 2nd Floor, Charlotte, NC 28208,
                              Attn: Kenneth Gann
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 18, 1995
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with this statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141637405

--------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

       ----------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)       N/A
             -------------------------------------------------------------------
          (b)       N/A
             -------------------------------------------------------------------

     3) SEC Use Only
                     -----------------------------------------------------------

     4) Source of Funds (See Instructions)             00
                                          --------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                     -----------------------------------------------------------

     6) Citizenship or Place of Organization             New Mexico
                                             -----------------------------------

Number of Shares           (7) Sole Voting Power           274,000
                                                 -------------------------------
Beneficially Owned by      (8) Shared Voting Power
                                                   -----------------------------
Each Reporting             (9) Sole Dispositive Power      274,000
                                                      --------------------------
Person With                (10) Shared Dispositive Power
                                                         -----------------------
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person   274,000
                                                                      ----------
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)         3.7%
                                                            --------------------

--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)              CO
                                                     ---------------------------

Item 1. SECURITY AND ISSUER.

              Common Stock, $.01 par value; CCAIR Inc., 100 Terminal Road, 2nd Floor, Charlotte, NC 28208

Item 2. IDENTITY AND BACKGROUND.

              Mesa Air Group Inc., incorporated in the State of New Mexico, is the largest independently owned regional air carrier in the United States, comprised of five different airline operations serving 178 cities in 34 states with 182 aircraft. The address of its principal office and business is 2325 East 30th Street, Farmington, New Mexico 87401.

        (a) NA

        (b) NA

        (c) NA

        (d) No

        (e) No

        (f) NA

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Mesa Air Group, Inc. acquired 510,000 shares of Common Stock through open market purchases beginning on November 29, 1993 and continuing through March 4, 1994 with $2,400,000 raised through a public offering of the Common Stock of Mesa Air Group, Inc. completed in June 1993. Beginning on April 2, 1995 and continuing through May 18, 1995, Mesa Air Group, Inc. sold 236,000 shares of Common Stock or 3.2% of outstanding shares of Common Stock of CCAIR Inc. reducing its total ownership to 3.7%.

Item 4. PURPOSE OF TRANSACTION.

              The original purpose of the acquisition of the Common Stock of CCAIR Inc. was for investment purposes only. However, after preliminary review of the business of CCAIR by management of Mesa Air Group, Inc., the Board of Directors of Mesa Air Group, Inc. became interested in the acquisition of all of the Common Stock of CCAIR. On March 9, 1994 Mesa Air Group, Inc. made a written offer to the Board of Directors of CCAIR Inc. to acquire all the issued and outstanding shares of Common Stock of CCAIR Inc. by exchanging a percentage of a share of Mesa Common Stock for each share of CCAIR Common Stock. Pursuant to the terms of the offer, each share of CCAIR Common Stock would represent a value of $4.50 and each share of Mesa Common Stock would be based on the average between the closing bid and ask price as reported by the NASD during the 10 day trading period ending ten days prior to the meeting of CCAIR shareholders to approve the terms of the acquisition. The offer was rejected by the Board of Directors of CCAIR and Mesa Air Group, Inc. has not pursued any further negotiations and has begun selling its holdings of Common Stock of CCAIR from time to time.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.


    (a) 274,000 shares of Common Stock or 3.7%

    (b) Mesa Air Group, Inc. has sole power to vote and to dispose of all 274,000 shares of Common Stock

    (c) Mesa Air Group, Inc. made open market purchases of the Common Stock of CCAIR beginning on November 29, 1993 and ending on March 4, 1994 and open market sales beginning on April 2, 1995 and continuing through May 18, 1995.

    (d) NA

    (e) NA

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        See Attached Proposal to Board of CCAIR.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

---------------------------------------
Date
MESA AIR GROUP, INC.

---------------------------------------
Signature
Its President


                                       -2-